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                                                                     Exhibit 2


                HOME PRODUCTS INTERNATIONAL ADOPTS SHAREHOLDER
                  PROTECTION RIGHTS AGREEMENT; ALSO PROPOSES
                        "STAGGERED" BOARD OF DIRECTORS


CHICAGO, AUGUST 15, 1997-HOME PRODUCTS INTERNATIONAL, INC. (NASDAQ: HPII), a diversified housewares products company, today announced that its board of directors has approved the implementation of a stockholder rights plan. Specifically, the board declared a dividend of one preferred stock purchase right for each outstanding share of common stock. The company said that "the rights are designed to enhance the ability of all shareholders to realize the long-term value of their investment." The dividend will be paid to shareholders of record on August 20, 1997.

Each right entitles common stock shareholders to purchase one-hundredth of a share of new Series B Junior Participating Preferred Stock, with each financial share of preferred stock equivalent in voting power to one share of HPI common stock. The rights would be exercisable only if a person or group becomes an "acquiring person" by becoming the owner of 15 percent or more of HPI common stock, or announces a tender or exchange offer which would result in ownership of 15 percent or more of HPI common stock. The rights are not triggered by present beneficial holders of 15 percent or more of common stock.

The board also adopted a proposal to create a "staggered" board of directors consisting of three classes of directors, each class being elected for a three-year term. The proposal will be presented to shareholders for approval at the next annual meeting in May 1998.

Home Products International, Inc. is listed on the Nasdaq National Market System under the ticker symbol HPII. The company is an international consumer products company specializing in the manufacture and marketing of quality home organization and home improvement products sold through virtually all domestic and international retail trade channels.






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